May 14, 2021

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Mountain Crest Acquisition Corp. III

Registration Statement on Form S-1

File No. 333-255519

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), Chardan Capital Markets LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on Monday, May 17, 2021, or as soon as thereafter practicable.

The following supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: March 29, 2021
(ii)	Dates of distribution: May 10, 2021 through the date hereof
(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: 4
(iv)	Number of prospectuses so distributed: 420

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities and Exchange Act of 1934, as amended, in connection with the above referenced issue.

CHARDAN CAPITAL MARKETS, LLC

By:	/s/ Shai Gerson
Name:	Shai Gerson
Title:	Managing Director